Exhibit 12

Ratio of Earnings to Fixed Charges

		2008	2009	2010	2011	2012

Net income (loss) before income tax expense and earnings from equity investments		(54,511)	(85,575)	(54,239)	(25,775)	(75,691)

Add fixed charges:
	Interest expense including amortization of debt issuance costs	78,071	87,498	101,613	104,703	100,008
	Estimate of interest within rental expense	6,885	6,179	5,856	5,281	5,421
	Total fixed charges	84,956	93,677	107,469	109,984	105,429

	Distributed earnings from equity investments	25,280	31,920	34,411	35,167	38,074

	Adjusted earnings	55,725	40,022	87,641	119,376	67,812

Ratio of earnings to fixed charges (1)		0.7	0.4	0.8	1.1	0.6

(1) The ratio of earnings to fixed charges is computed by dividing adjusted earnings by fixed charges.

(1)
The ratio of earnings to fixed charges is computed by dividing adjusted earnings by fixed charges. Earnings before fixed charges were inadequate to cover total fixed charges by $29,231, $53,655, $19,828 and $37,617 for years ended 2008, 2009, 2010 and 2012, respectively. The computation of adjusted earnings in years prior to 2011, disclosures of ratio of earnings to fixed charges did not include the addition of distributed earnings from equity investments (which had the effect of increasing such ratio by 0.3 in 2008, 2009 and 2010).

(2)    The ratio of earnings to fixed charges is computed by dividing adjusted earnings by fixed charges.